UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BANC OF CALIFORNIA, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05990K106
(CUSIP Number)

WP Clipper GG 14 L.P.
WP Clipper FS II L.P.
c/o Warburg Pincus LLC
450 Lexington Avenue
New York, NY 10017
(212) 878-0600

Copy to:
Mark F. Veblen
 Wachtell, Lipton, Rosen & Katz
 51 West 52nd Street
 New York, NY 10019
(212) 403-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 05990K106
1	NAMES OF REPORTING PERSONS
WP Clipper GG 14 L.P. (“WPGG14 Purchaser”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,694,581 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,694,581 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,694,581 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4 (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of 11,694,581 shares of common stock, par value $0.01 per share (“Common Stock”) of Banc of California, Inc. (the “Issuer”) directly held by WPGG14 Purchaser.  Does not include shares of Common Stock exchangeable for non-voting, common equivalent stock, par value $0.01 per share, of the Issuer (the “NVCE Stock”) (including shares of NVCE Stock for which the Warrants (as defined herein) may be exercised) directly held by WPGG14 Purchaser, which are not exchangeable within 60 days and are subject to the receipt of required regulatory approvals, as described in Item 4 hereof.  The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2023.

CUSIP No. 05990K106
1	NAMES OF REPORTING PERSONS
WP Clipper FS II L.P. (“WPFSII Purchaser”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,898,193 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,898,193 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,898,193 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Consists of 3,898,193 shares of Common Stock of the Issuer directly held by WPFSII Purchaser.  Does not include shares of Common Stock exchangeable for NVCE Stock (including shares of NVCE Stock for which the Warrants may be exercised) directly held by WPGG14 Purchaser, which are not exchangeable within 60 days and are subject to the receipt of required regulatory approvals, as described in Item 4 hereof.  The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2023.

CUSIP No. 05990K106
1	NAMES OF REPORTING PERSONS
Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P. (“WP Callisto 14”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,276,938 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,276,938 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,276,938 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference. The beneficial ownership reported in this row has been rounded down to the nearest whole share.
(2) Based on approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2023.

CUSIP No. 05990K106
1	NAMES OF REPORTING PERSONS
Warburg Pincus (Europa) Global Growth 14 (Cayman), L.P. (“WP Europa 14”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,787,867 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,787,867 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,787,867 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference. The beneficial ownership reported in this row has been rounded down to the nearest whole share.
(2) Based on approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2023.

CUSIP No. 05990K106
1	NAMES OF REPORTING PERSONS
Warburg Pincus Global Growth 14-B (Cayman), L.P. (“WP Global Growth 14-B”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,352,486 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,352,486 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,352,486 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2023.

CUSIP No. 05990K106
1	NAMES OF REPORTING PERSONS
Warburg Pincus Global Growth 14-E (Cayman), L.P. (“WP Global Growth 14-E”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,414,109 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,414,109 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,414,109 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2023.

CUSIP No. 05990K106
1	NAMES OF REPORTING PERSONS
Warburg Pincus Global Growth 14 Partners (Cayman), L.P. (“Warburg Pincus Global Growth 14 Partners”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,317,278 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,317,278 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,317,278 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2023.

CUSIP No. 05990K106
1	NAMES OF REPORTING PERSONS
WP Global Growth 14 Partners (Cayman), L.P. (“WP Global Growth 14 Partners”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
545,903 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
545,903 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
545,903 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2023.

CUSIP No. 05990K106
1	NAMES OF REPORTING PERSONS
Warburg Pincus Financial Sector II (Cayman), L.P. (“WP Financial Sector II LP”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,263,372 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,263,372 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,263,372 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2023.

CUSIP No. 05990K106
1	NAMES OF REPORTING PERSONS
Warburg Pincus Financial Sector II-E (Cayman), L.P. (“WP Financial Sector II-E”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
307,295 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
307,295 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
307,295 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2023.

CUSIP No. 05990K106
1	NAMES OF REPORTING PERSONS
Warburg Pincus Financial Sector II Partners (Cayman), L.P. (“WP Financial Sector II Partners”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
327,526 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
327,526 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
327,526 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2023.

CUSIP No. 05990K106
1	NAMES OF REPORTING PERSONS
Warburg Pincus (Cayman) Global Growth 14 GP, L.P. (“WPGG Cayman 14 GP”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,694,581 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,694,581 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,694,581 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2023.

CUSIP No. 05990K106
1	NAMES OF REPORTING PERSONS
Warburg Pincus (Cayman) Global Growth 14 GP LLC (“WPGG Cayman 14 GP LLC”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,694,581 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,694,581 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,694,581 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2023.

CUSIP No. 05990K106
1	NAMES OF REPORTING PERSONS
Warburg Pincus (Cayman) Financial Sector II GP, L.P. (“WPFS Cayman II GP”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,898,193 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,898,193 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,898,193 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2023.

CUSIP No. 05990K106
1	NAMES OF REPORTING PERSONS
Warburg Pincus (Cayman) Financial Sector II GP LLC (“WPFS Cayman II GP LLC”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,898,193 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,898,193 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,898,193 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2023.

CUSIP No. 05990K106
1	NAMES OF REPORTING PERSONS
Warburg Pincus Partners II (Cayman), L.P. (“WPP II Cayman”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,592,774 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,592,774 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,592,774 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2023.

CUSIP No. 05990K106
1	NAMES OF REPORTING PERSONS
Warburg Pincus (Bermuda) Private Equity GP Ltd. (“WP Bermuda GP”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,592,774 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,592,774 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,592,774 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2023.

CUSIP No. 05990K106
1	NAMES OF REPORTING PERSONS
Warburg Pincus LLC (“WP LLC”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,592,774 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
15,592,774 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,592,774 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2023.

CUSIP No. 05990K106
Information in respect of each Warburg Pincus Reporting Person (as defined below) is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person. The beneficial ownership reported herein has been rounded to the nearest whole share, as applicable, unless otherwise specified.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stocks”), of Banc of California, Inc., a Maryland corporation (the “Issuer”).

The address of the principal executive offices of the Issuer is 3 MacArthur Place, Santa Ana, California 92707.

Item 2.	Identity and Background.

(a)-(c) This Statement is being jointly filed by the following persons (each, a “Warburg Pincus Reporting Person” and collectively, the “Warburg Pincus Reporting Persons”) pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

1.	WP Clipper GG 14 L.P., a Cayman Islands exempted company with limited liability (“WPGG14 Purchaser”), directly holds 11,694,581 shares of Common Stock.

2.	WP Clipper FS II L.P., a Cayman Islands exempted company with limited liability (“WPFSII Purchaser”, together with WPGG14 Purchaser, the “Purchasers”), directly holds 3,898,193 shares of Common Stock.

3.	Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Callisto 14”), holds approximately 28.0% of the equity interest of WPGG14 Purchaser.

4.	Warburg Pincus (Europa) Global Growth 14 (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Europa 14”), holds approximately 15.3% of the equity interest of WPGG14 Purchaser.

5.	Warburg Pincus Global Growth 14-B (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Global Growth 14-B”), holds approximately 28.7% of the equity interest of WPGG14 Purchaser.

6.	Warburg Pincus Global Growth 14-E (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Global Growth 14-E”), holds approximately 12.1% of the equity interest of WPGG14 Purchaser.

7.
Warburg Pincus Global Growth 14 Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“Warburg Pincus Global Growth 14 Partners”), holds approximately 4.7% of the equity interest of WPGG14 Purchaser.

8.
WP Global Growth 14 Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Global Growth 14 Partners”, together with WP Callisto 14, WP Europa 14, WP Global Growth 14-B, WP Global Growth 14-E and Warburg Pincus Global Growth 14 Partners, the “WP Global Growth 14 Funds”), holds approximately 11.3% of the equity interest of WPGG14 Purchaser.

9.	Warburg Pincus Financial Sector II (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Financial Sector II LP”), holds approximately 83.7% of the equity interest of WPFSII Purchaser.

10.	Warburg Pincus Financial Sector II-E (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Financial Sector II-E”), holds approximately 7.9% of the equity interest of WPFSII Purchaser.

11.
Warburg Pincus Financial Sector II Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Financial Sector II Partners”, together with WP Financial Sector II LP and WP Financial Sector II-E, the “WP Financial Sector II Funds”), holds approximately 8.4% of the equity interest of WPFSII Purchaser.

12.	Warburg Pincus (Cayman) Global Growth 14 GP, L.P., a Cayman Islands exempted limited partnership (“WPGG Cayman 14 GP”), is the general partner of each of the WP Global Growth 14 Funds.

CUSIP No. 05990K106
13.	Warburg Pincus (Cayman) Global Growth 14 GP LLC, a Delaware limited liability company (“WPGG Cayman 14 GP LLC”), is the general partner of WPGG Cayman 14 GP.

14.	Warburg Pincus (Cayman) Financial Sector II GP, L.P., a Cayman Islands exempted limited partnership (“WPFS Cayman II GP”), is the general partner of each of the WP Financial Sector II Funds.

15.	Warburg Pincus (Cayman) Financial Sector II GP LLC, a Delaware limited liability company (“WPFS Cayman II GP LLC”), is the general partner of WPFS Cayman II GP.

16.	Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership (“WPP II Cayman”), is the managing member of WPGG Cayman 14 GP LLC and WPFS Cayman II GP LLC.

17.	Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company (“WP Bermuda GP”), is the general partner of WPP II Cayman.

18.	Warburg Pincus LLC, a New York limited liability company (“WP LLC”), is the manager of the WP Global Growth 14 Funds and WP Financial Sector II Funds.

Information with respect to each of the Warburg Pincus Reporting Persons is given solely by such Warburg Pincus Reporting Person, and no Warburg Pincus Reporting Person assumes responsibility for the accuracy or completeness of information by another Warburg Pincus Reporting Person.  The Warburg Pincus Reporting Persons have entered into an agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”) in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act, a copy of which is attached as Exhibit 99.1 hereto.

The principal business of the Warburg Pincus Reporting Persons is that of making private equity and related investments. The address of the principal business and principal office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.  Additional information relating to the Warburg Pincus Reporting Persons is included in Schedule A hereto.

(d) During the last five years, none of the Warburg Pincus Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, to the knowledge of the Warburg Pincus Reporting Persons, have any of the persons named on Schedule A.

(e) During the last five years, none of the Warburg Pincus Reporting Persons, nor, to the knowledge of the Warburg Pincus Reporting Persons, any of the persons listed on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Except as otherwise indicated on Schedule A each of the individuals referred to on Schedule A is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 30, 2023, pursuant to that certain Investment Agreement, dated as of July 25, 2023 (the “Investment Agreement”), by and among the Issuer and the Purchasers, substantially concurrently with the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of July 25, 2023 (the “Merger Agreement”), by and among the Issuer, PacWest Bancorp, a Delaware corporation (“PacWest”), and Cal Merger Sub, Inc., a Delaware corporation, (a) WPGG14 Purchaser invested an aggregate of $243,750,000 (net of certain expenses reimbursed by the Issuer) in the Issuer in exchange for the sale and issuance, at a purchase price of $12.30 per share, of (i) 11,694,581 shares of common stock, par value $0.01 per share, of the Issuer (the “Common Stock”) and (ii) 8,122,492 shares of a new class of non-voting, common equivalent stock, par value $0.01 per share, of the Issuer (the “NVCE Stock”), (b) WPFSII Purchaser invested an aggregate of $81,250,000 (net of certain expenses reimbursed by the Issuer) in the Issuer in exchange for the sale and issuance, at a purchase price of $12.30 per share, of (i) 3,898,193 shares of Common Stock and (ii) 2,707,498 shares of NVCE Stock, and (c) the Issuer issued to the Purchasers warrants to purchase 15,853,658 shares of NVCE Stock, with such warrants having an exercise price of $15.375 (a 25% premium to the price paid on the Common Stock and the NVCE Stock) per share (the “Warrants” and, together with clauses (a) and (b), the “Investments”). As more fully described in Item 4 below, because the NVCE Stock (including shares of NVCE Stock for which the Warrants may be exercised) received by the Purchasers are not convertible into Common Stock within sixty days and are subject to the receipt of regulatory approvals, they have been excluded from the Warburg Pincus Reporting Persons’ beneficial ownership reported herein.

CUSIP No. 05990K106
To enable the Purchasers to fund payment of the aggregate purchase price under the Investment Agreement, the Purchasers obtained equity commitments from the WP Global Growth 14 Funds and the WP Financial Sector II Funds, pursuant to which the WP Global Growth 14 Funds and the WP Financial Sector II Funds committed to make an aggregate cash contribution to WPGG14 Purchaser and WPFSII Purchaser, respectively, in exchange for equity securities of the applicable Purchaser, for the purpose of funding the aggregate purchase price under the Investment Agreement and related costs, fees and expenses. The WP Global Growth 14 Funds and the WP Financial Sector II Funds funded their cash commitments under the Investment Agreement with capital contributions, including from their respective limited partners, together with available line of credit.

Immediately following the closing of the transactions contemplated by the Investment Agreement (the “Closing”), WPGG14 Purchaser and WPFSII Purchaser transferred 1,524,390 shares and 508,130 shares of NVCE Stock, respectively, to the Specified Transferee (as defined in the Investment Agreement) pursuant to a private sale in exchange for aggregate consideration of $25 million (the “Private Sale”).  After the 180 day anniversary of the Closing, the Purchasers will transfer a pro rata portion of the Warrants to the Specified Transferee, subject to the conditions set forth in the Investment Agreement.

Immediately following the Closing and the closing of the Private Sale, the Purchasers owned approximately 9.9% of the outstanding Common Stock of the Issuer.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Warburg Pincus Reporting Persons beneficially own the Common Stock for investment purposes.  The proceeds received by the Issuer from the Investments were used to fund a portion of the cash consideration delivered by the Issuer in connection with acquisition of PacWest pursuant to the Merger Agreement (the “Merger”).

Investment Agreement

The following is a description of certain additional material terms of the Investment Agreement and the Investments.

Transfer Restrictions. Subject to certain exceptions, the Purchasers are prohibited from transferring the Investments for 90 days following the Closing (the “Lock-Up Period”). Following the Lock-Up Period, until the 180-day anniversary of the Closing, subject to certain exceptions, the Purchasers are prohibited from transferring 25% of the Investments. The Purchasers are subject to certain additional transfer restrictions following the expiration of such 180-day period.

Indemnification.  Pursuant to the Investment Agreement, the Issuer and the Purchasers agree to indemnify the other and their affiliates from and against all losses (subject to certain exceptions) directly resulting from (a) any inaccuracy in or breach of any representation or warranty of such party set forth in the Investment Agreement or (b) such party’s breach of any of its agreements or covenants in the Investment Agreement, in each case, subject to certain limitations.

 Board Representation.  Pursuant to the Investment Agreement, after the Closing, the Purchasers will be entitled to nominate one representative to be appointed to the board of directors (the “Board”) of the Issuer, subject to certain eligibility requirements, so long as the Purchasers and their affiliates beneficially own the lesser of (a) 5% of the-outstanding shares of Common Stock (on an as-converted basis) and (b) 50% of the Common Stock (on an as-converted basis) that the Purchasers beneficially own immediately following the Closing (such time, the “Director Rights Period”).  Effective as of the Closing, the Issuer appointed, at the Purchasers’ request, Todd Schell (a Principal in WP LLC’s Financial Services group) to the Board as the Purchasers’ representative.  During the Director Rights Period, the Purchasers and their affiliates will be subject to standstill obligations with respect to the Issuer.

Charter Amendment; Limitations on Conversion to Common Stock.  On November 28, 2023, the Issuer filed Articles of Amendment (the “Articles of Amendment”) with the Maryland State Department of Assessment and Taxation to amend Section F of Article 6 of the Second Articles of Restatement of the Issuer (the “Charter”) in a manner to exempt the Purchasers and their affiliates from the application of Section F of Article 6 (other than paragraph 4 thereof) of the Charter, which prohibits any stockholder who beneficially owns more than 10% of the Issuer’s Common Stock from voting such shares.

Subject to the receipt of prior regulatory approval as described below, following the 90th day after the Closing and upon the written request of the Purchasers (or certain permitted transferees), the Purchasers (or such transferees) may request that the Issuer use its reasonable best efforts to permit the Purchasers (or such transferees) to exchange all or a portion of such person’s shares of NVCE Stock (including shares of NVCE Stock for which the Warrants may be exercised) for shares of Common Stock or non-voting common stock of the Issuer, subject to the satisfaction of certain conditions specified in the Investment Agreement, including the receipt of any required regulatory approvals. If the Purchasers would acquire, or be deemed by the Federal Reserve or any other applicable banking regulator to be acquiring directly or as part of a group acting in concert, 10% or more of the outstanding Common Stock as a result of such exchange, then the Purchasers must seek any additional approvals, consents or non-objections of the Federal Reserve or any other governmental entity required in connection with the acquisition or control of 10% or more of a class of voting securities of the Issuer. The Purchasers’ ability to exchange of all or a portion of the NVCE Stock (including shares of NVCE Stock for which the Warrants may be exercised) for shares of Common Stock is also subject to the Purchasers not owning more than 24.9% of voting securities of the Issuer as calculated under applicable regulations of the Board of Governors of the Federal Reserve System.

CUSIP No. 05990K106
Certain Other Terms and Conditions of the Investment Agreement.  The Investment Agreement contains customary representations, warranties and agreements of each party. The Closing was conditioned on, among other things, the substantially concurrent closing of the Merger and the Purchasers receiving oral confirmation from the Board of Governors of the Federal Reserve System or Federal Reserve Bank of San Francisco that the Investments would not result in the Purchasers being deemed to have “control” of the Issuer for purposes of the BHC Act or CIBC Act (each as defined in the Investment Agreements).

Articles Supplementary

On November 28, 2023, the Issuer filed Articles Supplementary (the “Articles Supplementary”) with the Maryland State Department of Assessment and Taxation to create, out of the Issuer’s authorized but unissued preferred stock, the NVCE Stock. Subject to any applicable transfer restrictions in the Investment Agreement, each share of NVCE Stock will automatically convert into one share of Common Stock, subject to certain adjustments, when transferred (a) to the Issuer, (b) in a widespread public distribution, (c) in a transfer in which no transferee (or group of associated transferees) would receive 2% or more of the outstanding securities of any class of voting securities of the Issuer or (d) to a purchaser that would control more than fifty percent (50%) of every class of voting securities of the Issuer without any transfer from such holder of the NVCE Stock.  Each share of NVCE Stock is entitled to receive, when, as and if declared by the Board, all cash dividends or distributions made in respect of the shares of the Common Stock, at the same time and on the same terms as holders of Common Stock, subject to certain adjustments.  Subject to certain customary exceptions, the NVCE Stock does not have any voting rights and ranks pari passu with the Common Stock. The Issuer does not have redemption rights with respect to the NVCE Stock.

Warrants

At the Closing, the Issuer issued the Warrants to the Purchasers at an exercise price of $15.375 per share, subject to customary anti-dilution adjustments provided under the Warrants. Prior to the seven-year anniversary of the Closing, the Warrants (a) may be exercised by the warrantholder or (b) shall automatically be exercised if the market price of the Common Stock reaches or exceeds $24.60 (a 100% premium to the price paid by the Purchasers for the Common Stock and the NVCE Stock) for twenty or more trading days during any thirty-consecutive trading day period.  The Warrants may be settled on a “net share” basis by applying shares of NVCE Stock otherwise issuable under the Warrants in satisfaction of the exercise price.

Registration Rights Agreement

At the Closing, the Purchasers entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer, pursuant to which the Issuer will provide customary registration rights to the Purchasers and their affiliates and certain permitted transferees with respect to the Common Stock purchased under the Investment Agreement, and shares of Common Stock issued upon the conversion of shares of the NVCE Stock purchased under the Investment Agreement or issued upon the exercise of the Warrants. Under the Registration Rights Agreement, the Purchasers will, following the Lock-Up Period, be entitled to S-3 shelf registration rights (or S-1 demand registration rights, if applicable), rights to request a certain number of underwritten shelf takedowns, as well as piggyback registration rights, in each case, subject to certain limitations as set forth in the Registration Rights Agreement.

Additional Disclosure

Except as set forth herein, none of the Warburg Pincus Reporting Persons nor, to the best of their knowledge, any person listed in Schedule A, has any plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D with respect to the Issuer.

The Warburg Pincus Reporting Persons acquired the securities described in this Statement in connection with the Closing and intend to review their investments in the Issuer on a continuing basis.  The Warburg Pincus Reporting Persons reserve the right to formulate other plans or make proposals which relate to or would result in a transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D with respect to the Issuer, and take action in connection therewith, including a disposition of all or a portion of their investment in the Issuer.  The Warburg Pincus Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing with respect to the Issuer. Any actions the Warburg Pincus Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Warburg Pincus Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 05990K106
As described above, the Purchasers currently have the right to appoint one director to the Board.  As a result of the Purchasers’ continuous review and evaluation of the business of the Issuer, the Purchasers may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or, through their Board representation, participate in the management of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Calculations of the percentage of the common shares beneficially owned are based on a total of approximately 157.5 million shares of Common Stock issued and outstanding as of November 30, 2023, as reported in the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 1, 2023.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Warburg Pincus Reporting Person and, for each Warburg Pincus Reporting Person, the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.

As of the date hereof, WPGG14 Purchaser directly holds 11,694,581 shares of Common Stock and WPFSII Purchaser directly holds 3,898,193 shares of Common Stock, collectively representing approximately 9.9% of the outstanding shares of Common Stock.  As described in Item 4, the Warburg Pincus Reporting Persons do not expect to have the right to acquire beneficial ownership of additional shares of Common Stock within 60 days by virtue of the Purchasers’ ownership of the NVCE Stock or the Warrants.

WPGG14 Purchaser is controlled by the WP Global Growth 14 Funds; WPFSII Purchaser is controlled by the WP Financial Sector II Funds; WPGG Cayman 14 GP is the general partner of each of the WP Global Growth 14 Funds; WPGG Cayman 14 GP LLC is the general partner of WPGG Cayman 14 GP; WPFS Cayman II GP is the general partner of each of the WP Financial Sector II Funds; WPFS Cayman II GP LLC is the general partner of WPFS Cayman II GP; WPP II Cayman is the managing member of WPGG Cayman 14 GP LLC and WPFS Cayman II GP LLC; WP Bermuda GP is the general partner of WPP II Cayman; and WP LLC is the manager of the WP Global Growth 14 Funds and WP Financial Sector II Funds. Investment and voting decisions with respect to the shares of Common Stock held by the Warburg Pincus Reporting Persons are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares of Common Stock held by the Warburg Pincus Reporting Persons.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person (except for WP Clipper GG 14 L.P., the WP Global Growth 14 Funds, WP Clipper FS II L.P. and WP Financial Sector II Funds to the extent set forth herein) is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose and each of the Warburg Pincus Reporting Persons expressly disclaims beneficial ownership of such common shares.

Except as set forth in this Statement, to the best knowledge of the Warburg Pincus Reporting Persons, none of the individuals listed on Schedule A attached hereto beneficially owns any common shares.

(c) On November 30, 2023, in accordance with the terms and conditions set forth in the Investment Agreement, (i) WPGG14 Purchaser acquired 11,694,581 shares of Common Stock and 8,122,492 shares of NVCE Stock for an aggregate purchase price of $243,750,000, (ii) WPFSII Purchaser acquired 3,898,193 shares of Common Stock and 2,707,498 shares of NVCE Stock for an aggregate purchase price of $81,250,000, and (c) the Issuer issued to the Purchasers the Warrants to purchase 15,853,658 shares of NVCE Stock in the aggregate, with such warrants having an exercise price of $15.375 per share. Immediately following the Closing, WPGG14 Purchaser and WPFSII Purchaser transferred 1,524,390 shares and 508,130 shares of NVCE Stock, respectively, to the Specified Transferee pursuant to the Private Sale for aggregate consideration of approximately $25 million. Descriptions of the investment by the Purchasers and of the securities related thereto are included in Item 4 of this Statement.

Except as set forth in this Statement, none of the Warburg Pincus Reporting Persons or, to the best knowledge of the Warburg Pincus Reporting Persons, any of the other persons set forth on Schedule A attached hereto, has effected any transaction in the common shares in the past 60 days.

CUSIP No. 05990K106
(d) To the best knowledge of the Warburg Pincus Reporting Persons, no one other than the Warburg Pincus Reporting Persons, or the partners, members or affiliates of the Warburg Pincus Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Warburg Pincus Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Joint Filing Agreement under Item 2 of this Statement and the information contained in Items 3, 4 and 5 of this Statement is incorporated herein by reference.

Except as described in Items 2, 3, 4 and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Warburg Pincus Reporting Persons and between such person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The descriptions of each of the Investment Agreement, the Registration Rights Agreement, the Warrants, the Articles Supplementary and the Articles of Amendment in this Statement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to this Statement and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed or incorporated by reference as exhibits to this Statement:

Exhibit Number	Description of Exhibit
99.1	Joint Filing Agreement, dated as of December 1, 2023.
99.2	Investment Agreement, dated as of July 25, 2023, by and among the Issuer and the Purchasers.
99.3	Registration Rights Agreement, dated as of November 30, 2023, by and among the Issuer, the Purchasers and CB Laker Buyer L.P.
99.4	Warrant No. 1, issued by the Issuer to WPGG14 Purchaser on November 30, 2023.
99.5	Warrant No. 2, issued by the Issuer to WPFSII Purchaser on November 30, 2023.
99.6	Banc of California, Inc., Articles Supplementary, Non-Voting Common Equivalent Stock, as filed on November 28, 2023.
99.7	Banc of California, Inc., Articles of Amendment, as filed on November 28, 2023.

CUSIP No. 05990K106
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2023

WP CLIPPER GG 14 L.P.

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WP CLIPPER FS II L.P.

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS (CALLISTO) GLOBAL GROWTH 14 (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS (EUROPA) GLOBAL GROWTH 14 (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

CUSIP No. 05990K106
WARBURG PINCUS GLOBAL GROWTH 14-B (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH 14-E (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH 14 PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

CUSIP No. 05990K106
WP GLOBAL GROWTH 14 PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS FINANCIAL SECTOR II (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS FINANCIAL SECTOR II-E (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

CUSIP No. 05990K106
WARBURG PINCUS FINANCIAL SECTOR II PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS (CAYMAN) GLOBAL GROWTH 14 GP, L.P.

By:	Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS (CAYMAN) GLOBAL GROWTH 14 GP LLC

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

CUSIP No. 05990K106
WARBURG PINCUS (CAYMAN) FINANCIAL SECTOR II GP, L.P.

By:	Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS (CAYMAN) FINANCIAL SECTOR II GP LLC

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS PARTNERS II (CAYMAN), L.P.

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS (BERMUDA) PRIVATE EQUITY GP LTD.

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: Authorised Signatory

WARBURG PINCUS LLC

By:	/s/ Harsha Marti
Name: Harsha Marti
Title: General Counsel, Managing Director

SCHEDULE A

Set forth below is the name, position and present principal occupation of the members of WP LLC (including its subsidiaries).  Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York  10017, and each of such persons is a citizen of the United States.

MEMBERS OF WP LLC
NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Saurabh Agarwal (1)	Member and Managing Director of WP LLC
Jonas Agesand (2)	Member and Managing Director of WP LLC
Gregory C. Baecher	Member and Managing Director of WP LLC
Roy Ben-Dor	Member and Managing Director of WP LLC
Damon Beyer	Member and Managing Director of WP LLC
Anthony Robert Buonanno	Member and Managing Director of WP LLC
Thomas Carella	Member and Managing Director of WP LLC
Brian Chang	Member and Managing Director of WP LLC
Ruoxi Chen	Member and Managing Director of WP LLC
Mark M. Colodny	Member and Managing Director of WP LLC
Casey Ryan Dalton	Member and Managing Director of WP LLC
Cary J. Davis	Member and Managing Director of WP LLC
Peter Deming	Member and Managing Director of WP LLC
Yilong Du (5)	Member and Managing Director of WP LLC
Tony Eales (6)	Member and Managing Director of WP LLC
Li Fan (4)	Member and Managing Director of WP LLC
Jian Fang (5)	Member and Managing Director of WP LLC
Min Fang (4)	Member and Managing Director of WP LLC
Adrienne Filipov	Member and Managing Director of WP LLC
Max Fowinkel (3)	Member and Managing Director of WP LLC
Eric Friedman	Member and Managing Director of WP LLC
Timothy F. Geithner	Member, Managing Director and Chairman of WP LLC
Steven G. Glenn	Member and Managing Director of WP LLC
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC
Ren Gu (4)	Member and Managing Director of WP LLC
Parag K. Gupta	Member and Managing Director of WP LLC
Edward Y. Huang	Member and Managing Director of WP LLC
Faisal Jamil (6)	Member and Managing Director of WP LLC
Sandeep Kagzi	Member of WP LLC
Charles R. Kaye	Managing Member and Chief Executive Officer of WP LLC
Deborah Kerr	Member and Managing Director of WP LLC
Amr Kronfol	Member and Managing Director of WP LLC
Kanika Kumar (6)	Member and Managing Director of WP LLC
Rajveer Kushwaha	Member and Managing Director of WP LLC
Zachary D. Lazar	Member and Managing Director of WP LLC
Vishal Mahadevia	Member of WP LLC
Bruno Maimone (7)	Member and Managing Director of WP LLC
Harsha Marti	Member and Managing Director of WP LLC
Vishnu Menon	Member and Managing Director of WP LLC
Henrique Muramoto (7)	Member and Managing Director of WP LLC
Douglas Musicaro	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC
Hoi Ying Ng (5)	Member and Managing Director of WP LLC
René Obermann (3)	Member and Managing Director of WP LLC
James O’Gara	Member and Managing Director of WP LLC

Narendra Ostawal (1)	Member of WP LLC
Michael Pan	Member and Managing Director of WP LLC
Andrew Park	Member and Managing Director of WP LLC
Jeffrey Perlman	Member, Managing Director and President of WP LLC
Chandler Reedy	Member and Managing Director of WP LLC
David Reis (3)	Member and Managing Director of WP LLC
John Rowan	Member and Managing Director of WP LLC
Justin L. Sadrian	Member and Managing Director of WP LLC
Anish Saraf (1)	Member of WP LLC
Adarsh Sarma	Member and Managing Director of WP LLC
Viraj Sawhney (1)	Member of WP LLC
Gaurav Seth	Member and Managing Director of WP LLC
Long Shi (4)	Member and Managing Director of WP LLC
Andrew Sibbald (6)	Member and Managing Director of WP LLC
Richard Siewert	Member and Managing Director of WP LLC
Nicholas Smith Wang	Member and Managing Director of WP LLC
Ashutosh Somani	Member and Managing Director of WP LLC
David Sreter	Member and Managing Director of WP LLC
Jeffrey Stein	Member and Managing Director of WP LLC
Alexander Stratoudakis	Member and Managing Director of WP LLC
Jacob Strauss	Member and Managing Director of WP LLC
Shari Tepper	Member and Managing Director of WP LLC
Michael Thompson (6)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC
Zhen Wei (5)	Member and Managing Director of WP LLC
James W. Wilson	Member and Managing Director of WP LLC
Bo Xu (4)	Member and Managing Director of WP LLC
Daniel Zamlong	Member and Managing Director of WP LLC
Lei Zhang (4)	Member and Managing Director of WP LLC
Qiqi Zhang (4)	Member and Managing Director of WP LLC
Langlang Zhou (4)	Member and Managing Director of WP LLC
Lilian Zhu (4)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC
(1)	Citizen of India
(2)	Citizen of Sweden
(3)	Citizen of Germany
(4)	Citizen of China
(5)	Citizen of Hong Kong
(6)	Citizen of United Kingdom
(7)	Citizen of Brazil
As of December 1, 2023